                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001
                 ------------

                              Softcare EC.com Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                             107-980 West 1st Street
                        North Vancouver, British Columbia
                                 Canada V7P 3N4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x]     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No [x]

DESCRIPTION OF FILED INFORMATION:

Unaudited quarterly financial statements for Softcare EC.com, Inc. for the period ended August 31, 2001 as attached.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Softcare EC.com Inc.
                                           -------------------------------------
                                                      (Registrant)

Date  October 30, 2001                 By  /s/ Wayne Zielke
     ------------------                 ----------------------------------------
                                        Wayne D. Zielke, Chief Financial Officer

--------------------------
*Print the name and title under the signature of the signing officer.

-------------------------------------------------------------------------------
ISSUER DETAILS                                                    DATE OF REPORT
NAME OF ISSUER                      FOR QUARTER ENDED                YY/MM/DD

SOFTCARE EC. COM INC.                 AUG 31, 2001                   01/10/30
--------------------------------------------------------------------------------
ISSUER ADDRESS
107-980 West 1st Street
--------------------------------------------------------------------------------
CITY              PROVINCE  POSTAL CODE  ISSUER FAX NO.    ISSUER TELEPHONE NO.
North Vancouver   BC        V7P 3N4     (604)-983-8056       (604)-983-8083
--------------------------------------------------------------------------------
CONTACT NAME                     CONTACT POSITION          CONTACT TELEPHONE NO.

WAYNE ZIELKE                 CHIEF FINANCIAL OFFICER           604-983-8083
--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS                 WEB SITE ADDRESS

--------------------------------------------------------------------------------
CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------
>>  DIRECTOR'S SIGNATURE           PRINT FULL NAME              DATE SIGNED
   "Martyn Armstrong"              MARTYN ARMSTRONG            Oct 29, 2001
--------------------------------------------------------------------------------
>>  DIRECTOR'S SIGNATURE           PRINT FULL NAME              DATE SIGNED
    "Wayne Zielke"                  WAYNE ZIELKE                Oct 29, 2001

--------------------------------------------------------------------------------
FIN 51-901F  (Reverse)    Rev. 2000 / 12 / 19

SOFTCARE EC.COM, INC.
QUARTERLY REPORT - FORM 51-901F
August 31, 2001

SCHEDULE A: FINANCIAL INFORMATION

     See attached consolidated financial statements for the three-month period ended August 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

     See attached consolidated financial statements for the three-month period ended August 31, 2001.

1.   Selling expenses include:
     ------------------------

     Advertising and promotion                       $   5,840
     Entertainment                                       5,356
     Software resale                                     5,106
                                                     ----------
                                                     $  16,302
                                                     ==========

     General and administrative expenses include:
     --------------------------------------------

     Professional fees                               $ 107,450
     Public relations fees                              41,303
     Office lease                                       73,946
     Travel and automobile                              39,923
     Utilities, insurance, supplies and other           63,209
                                                     ----------
                                                     $ 325,831
                                                     ==========

2.   Related party transactions

     Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the three months ended August 31, 2001, the Company paid $75,322 [2000 - $118,053] for these services which were charged to general and administrative expenses. At August 31, 2001, $8,311 is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

2.   Summary of securities issued and options granted during the period

     a)   Summary of securities issued during the period under review:

          See Notes 15 and 16 of the attached consolidated financial statements for the three-month period ended August 31, 2001.

     b)   Summary of options granted during the period under review:

          See Notes 15 and 16 of the attached consolidated financial statements for the three-month period ended August 31, 2001.

3.   Summary of securities as at the end of the reporting period

     a) Description of the authorized capital and summary of shares issued and outstanding:

          See Notes 14, 15 and 16 of the attached consolidated financial statements for the three-month period ended August 31, 2001.

     b)   Number and recorded value for shares issued and outstanding:

          See Notes 14, 15 and 16 of the attached consolidated financial statements for the three-month period ended August 31, 2001.

     c) Description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date:

          See Notes 14, 15 and 16 of the attached consolidated financial statements for the three-month period ended August 31, 2001.

d)       Number of shares in escrow or subject to a pooling agreement:

         Securities subject to pooling agreements with respect to Special Warrants, which are exercisable into common shares and Share Purchase Warrants, are discussed at Note 15 to the attached consolidated financial statements for the three month period ended August 31, 2001.

4.   Directors and officers as at October 30, 2001

         Martyn Armstrong          President & Director
         Wayne Zielke              Chief Financial Officer & Director
         Sted Chen                 V.P. Engineering
         Ernie Mangulins           V.P. Sales & Marketing
         Doug Sarkissian           Corporate Secretary
         Randall Pierson           Director
         Roy Trivett               Director
         Michael Sherry            Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion relates to the financial condition, changes in financial condition and results of operations of Softcare EC.Com, Inc. and its subsidiaries SoftCare Electronic Commerce Inc., SCEC Holdings, SCC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. for the three months ended August 31, 2001 and 2000. Softcare EC.Com, Inc., its wholly owned subsidiary SoftCare Electronic Commerce Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and Softcare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "Softcare". The discussion should be read in conjunction with the financial statements of Softcare and related notes included therein.

     Overview

     Softcare is poised to be a leading business-to-business electronic commerce platform provider. Softcare has a strong history in the provision of software, which enables business to business electronic commerce. The operating company, Softcare EC, Inc. (formerly Softcare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business to business electronic exchange of documents. Softcare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business to business transactions through the use of the Internet. As a result the company embarked on the development of an Internet based business-to-business electronic commerce platform in 1997. Since that time the company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and we began selling the Open E|C platform and related services. We currently market both Open E|C and Tradelink primarily in the United States and Canada through our direct sales force and to a lesser extent through indirect sales channels. The Open E|C platform along with management's approach of creating strong value propositions for it's target market has recently been well received in the market enabling the company to compete successfully against it's major U.S. competitors.

     The Open|EC Product is Softcare's primary product focus. Softcare has developed and continues to develop certain applications to support its Open|EC Platform. While Softcare may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

     Financial Position

     As at August 31, 2001 and 2000 and As at May 31, 2001

     The three months ended August 31, 2001 was a positive period in the company's history in terms of developing Open E|C and establishing partnerships and positioning the company's software in the market place. This coupled with the completion of the company's public financing's in the prior fiscal year resulting in the company ending both the three months ended August 31, 2001 and the year ended May 31, 2001, with the company in a very strong cash position.

     During the three months ended August 31, 2001, Softcare issued 138,889 common shares on exercise of Special Warrants issued in a February 2001 private placement for net proceeds of $100,000. This financing was conducted as non-broker-assisted private placement. No Agents Warrants or Stock Options were exercised during the three months ended August 31, 2001. Agents Warrants totalling 138,600 were issued during the fiscal year ended May 31, 2001 for proceeds of $170,400. No stock options were exercised during the fiscal year ended May 31, 2001. These activities resulted in total net proceeds to Softcare of $170,400 for the year ended May 31, 2001.

     As of August 31, 2001, Softcare had $83,176 in cash and cash equivalents compared with 3,099,800 as of May 31, 2,001. Softcare's working capital at August 31, 2001 was $2,106,618 compared with working capital of $2,804,889 as at May 31, 2,001. Short-term investments at August 31, 2001 were 2,276,255, compared with short-term investments at May 31, 2,001 which were NIL. Capital assets, which represents net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $287,112 at August 31, 2001 compared with $311,323 as at May 31, 2,001. Softcare has a $250,000 revolving credit facility with Scotia Bank, of which none was advanced at the end of August 31, 2001 or at May 31, 2,001.

     Results of Operations

     Softcare generated revenue through software sales, consulting services, training services and maintenance fees. Product sales were derived through two alternative fee structures: licensing fees and software royalties. Service and maintenance contracts are generally entered into at the time a product sale is completed.

     Three months Ended August 31, 2001 and 2000

     Revenue for the three months ended August 31, 2001 was $67,250, compared with $111,241 for the three months ended August 31, 2000. The decrease in revenue is primarily due to a change in its sales efforts from Softcare's existing products towards its new Open E|C product which commenced in June 1999.

     Softcare has found that the North American Market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which will produce significant transaction volumes, are still at an early stage of development. Softcare's ultimate success depends upon substantial organizations buying and implementing the Open E|C platform and related services. The implementation of the Open E|C platform by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. Softcare's ability to attract customers for Open E|C requires a significant amount of consultation and collaboration with the potential customers during the sales. These factors lead to long closing cycles but also result in stable long-term relationships, which produce recurring revenue streams for the company.

     Salaries and wages for the three months ended August 31, 2001 were $446,889 compared with $764,251 for the three months ended August 31, 2000. The decrease was represents the effects of a cost cutting program instituted by management in the spring of 2001.

     Stock based compensation in the amount of NIL for the three months ended August 31, 2001, relates to the estimated fair value of deferred stock compensation and options granted to directors, employees and consultants of Softcare as consideration for services rendered during the three months. For the three months ended August 31, 2000 stock based compensation in the amount of $550,055 relates to the estimated fair value of options granted to directors, employees and consultants of Softcare as consideration for services rendered during those three months.

     Selling expenses for the three months ended August 31, 2001 were $16,302 compared with $20,248 for the three months ended August 31, 2000, demonstrating an overall reduction in Softcare's selling expenses. The decrease reflects Softcare's reduced sales efforts for its older Tradelink EDI product set, as it focused on completing the development of its initial Open E|C product set.

     General and administrative expenses for the three months ended August 31, 2001 were $325,831 compared with $417,231 for the three months ended August 31, 2000. The increase was primarily due to the increased cost of travel, sales consulting services and premises costs incurred as a result of the expansion of operations subsequent to the closing of the company's last financing late in the 2000 fiscal year.

     Depreciation and amortization expenses for the three months ended August 31, 2001 were $27,512 compared with $30,118 for the three months ended August 31, 2000. The stability of this expense reflects a slow down in Softcare's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program instituted by management in the spring of 2001.

     Subsequent Event

     On October 5, 2001, shareholder approval was granted for the change in the exercise price of certain options for the purchase of common shares, from their historical exercise price to $0.40 per share.

     Liquidity and Capital Resources

     Because Softcare has experienced negative cash flow from operations it has had to rely on debt and equity financing for cash required for operations. Softcare's ability to achieve profitability and positive cash flow from operations has been dependent upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks. To date Softcare has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

     As of August 31, 2001, Softcare had $83,176 in cash and cash equivalents, this including other current assets brought Softcare's total working capital to $2,106,618. Softcare also has the potential to raise future capital through the exercise of warrants and stock options. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their options. Nevertheless, Softcare believes that existing cash and other working capital will be sufficient to carry out operations at least during the next twelve months. Softcare's ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks.

                    Interim Consolidated Financial Statements

                              Softcare EC.Com, Inc.
                         (Expressed in Canadian Dollars)
                             August 31, 2001 and 2000


Softcare EC.Com, Inc.
Incorporated under the laws of British Columbia
INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

                                                                                        [note 23]
                                                                      August 31,         August 31,        May 31,
                                                                        2001               2000             2001
                                                                         $                   $                $
-------------------------------------------------------------------------------------------------------------------
ASSETS [note 12]
Current
Cash and cash equivalents                                              83,176           1,439,670         3,099,800
Cash held in escrow [note 5]                                             -              2,049,779              -
Accounts receivable, less allowance for doubtful accounts of
$93,608, $32,649 and $93,608, respectively [note 6]                   134,756             294,526           121,594
Short-term investments [note 7]                                     2,276,255           2,996,509              -
Prepaid expenses and other                                             42,345              97,758            88,669
Work in progress [note 8]                                                -                 50,018              -
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                2,536,532           6,928,260         3,310,063
-------------------------------------------------------------------------------------------------------------------
Capital assets [note 9]                                               287,112             277,667           311,323
Goodwill [note 3]                                                        -                 40,763              -
-------------------------------------------------------------------------------------------------------------------
Total assets                                                        2,823,644           7,246,690         3,621,386
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [notes 11 and 19]            221,997             256,697           275,096
Current portion of long-term debt [note 12]                              -                 26,800              -
Current portion of obligations under capital leases [note 13]          81,827              43,526            88,014
Current portion of subsidiary redeemable Class A preference
shares [note 14]                                                       30,000              30,000            30,000
Deferred revenue                                                       96,088             142,311           112,064
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                             429,912             499,334           505,174
-------------------------------------------------------------------------------------------------------------------
Long-term debt [note 12]                                                 -                 12,309              -
Obligations under capital leases [note 13]                             45,106              53,698            62,348
Subsidiary redeemable Class A preference shares [note 14]              35,000              65,000            42,500
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                     510,018             630,341           610,022
-------------------------------------------------------------------------------------------------------------------
Commitments and contingencies [note 17]

Shareholders' equity
Common stock [note 16]                                             15,810,538          15,710,538        15,710,538
Special Warrants [note 15]                                               -                   -              100,000
Additional paid-in capital                                            550,055             550,055           550,055
Deferred stock compensation                                            11,308                -               11,308
Unearned Employee Stock Bonus Plan [note 16]                       (1,002,265)         (1,279,975)       (1,002,265)
Deficit                                                           (13,056,010)         (8,364,269)      (12,358,272)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                          2,313,626           6,616,349         3,011,364
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                          2,823,644           7,246,690         3,621,386
===================================================================================================================

See accompanying notes

On behalf of the Board:

/s/ Martyn Armstrong                                 /s/ Wayne Zielke
--------------------------                           ---------------------------
Martyn Armstrong, Director                           Wayne Zielke, Director

                             Prepared by management


Softcare EC.Com, Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

                                                                                                 [note 23]
                                                                              Three Months       Three Months

                                                                                 Ended              Ended
                                                                               August 31,         August 31,
                                                                                 2001               2000
                                                                                   $                  $
REVENUE
------------------------------------------------------------------------------------------------------------
Software sales                                                                   12,474              40,466
Consulting services                                                               9,477              19,257
Training services                                                                  -                  2,231
Maintenance fees                                                                 45,299              49,287
------------------------------------------------------------------------------------------------------------
Total revenues                                                                   67,250             111,241
------------------------------------------------------------------------------------------------------------
EXPENSES
Salaries and wages                                                              446,889             764,251
Stock based compensation [notes 16 and 23]                                         -                550,055
Selling expenses                                                                 16,302              20,248
General and administrative expenses [notes 17 and 19]                           325,831             417,231
Depreciation and amortization                                                    27,512              30,118
------------------------------------------------------------------------------------------------------------
Total expenses                                                                  816,534           1,781,903
------------------------------------------------------------------------------------------------------------
Operating (loss) for the period                                                (749,284)         (1,670,662)
------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE)
Interest and sundry income                                                       51,546             104,197
Interest expense - long-term                                                       -                 (5,983)
Loss on disposal of subsidiary                                                     -                   -
------------------------------------------------------------------------------------------------------------
Total other income (expense)                                                     51,546              98,214
------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                                            (697,738)         (1,572,448)
============================================================================================================
Basic and diluted (loss) per share [note 4]                                       (0.04)              (0.09)
============================================================================================================

See accompanying notes

                             Prepared by management


Softcare EC.Com, Inc.
INTERIM CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY (DEFICIT)
(Expressed in Canadian Dollars)
Three Months Ended August 31, 2001


                                                                    COMMON STOCK              SPECIAL WARRANTS        ADDITIONAL
                                                             -------------------------- --------------------------     PAID-IN
                                                                SHARES         AMOUNT       SHARES         AMOUNT      CAPITAL
                                                                  #              $            #              $            $
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                      15,356,128    10,452,670     1,495,000      5,087,468              -
--------------------------------------------------------------------------------------------------------------------------------
Shares issued on exercise of Special Warrants [note 15]     1,495,000     5,087,468    (1,495,000)    (5,087,468)
Shares issued on exercise of Agents' Warrants [note 15]       138,600       170,400
Deferred stock based compensation [note 16]                                                                             550,055
Loss for the three months ended August 31, 2000
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000                                   16,989,728    15,710,538             -              -        550,055
Loss for the three months ended November 30, 2000
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2000                                 16,989,728    15,710,538             -              -        550,055
Special Warrants issued in private placement [note 15]                                    138,889        100,000
Loss for the three months ended February 28, 2001
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2001                                 16,989,728    15,710,538       138,889        100,000        550,055
Deferred stock based compensation [note 16]
Adjustment of employee stock bonus plan [note 16]
Loss for the three months ended May 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                      16,989,728    15,710,538       138,889        100,000        550,055
Shares issued on exercise of Special Warrants [note 15]       138,889       100,000      (138,889)      (100,000)
Loss for the three months ended August 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2001                                   17,128,617    15,810,538             -              -        550,055
================================================================================================================================

See accompanying notes

continued below

                                                             DEFERRED         UNEARNED                     TOTAL
                                                              STOCK       EMPLOYEE STOCK               SHAREHOLDERS'
                                                           COMPENSATION     BONUS PLAN     DEFICIT   EQUITY (DEFICIT)
                                                                 $               $            $             $
---------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                                                 -     (1,279,975)    (6,791,821)     7,468,342
---------------------------------------------------------------------------------------------------------------------
Shares issued on exercise of Special Warrants [note 15]
Shares issued on exercise of Agents' Warrants [note 15]                                                      170,400
Deferred stock based compensation [note 16]                                                                  550,055
Loss for the three months ended August 31, 2000                                            (1,572,448)    (1,572,448)
---------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2000                                              -     (1,279,975)    (8,364,269)     6,616,349
Loss for the three months ended November 30, 2000                                          (1,476,309)    (1,476,309)
---------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2000                                            -     (1,279,975)    (9,840,578)     5,140,040
Special Warrants issued in private placement [note 15]                                                       100,000
Loss for the three months ended February 28, 2001                                          (1,247,083)    (1,247,083)
---------------------------------------------------------------------------------------------------------------------
BALANCE, FEBRUARY 28, 2001                                            -     (1,279,975)   (11,087,661)     3,992,957
Deferred stock based compensation [note 16]                      11,308                                       11,308
Adjustment of employee stock bonus plan [note 16]                              277,710                       277,710
Loss for the three months ended May 31, 2001                                               (1,270,611)    (1,270,611)
---------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2001                                            11,308     (1,002,265)   (12,358,272)     3,011,364
Shares issued on exercise of Special Warrants [note 15]
Loss for the three months ended August 31, 2001                                              (697,738)      (697,738)
---------------------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 2001                                         11,308     (1,002,265)   (13,056,010)     2,313,626
======================================================================================================================

                             Prepared by management


Softcare EC.Com, Inc.
INTERIM CONSOLIDATED STATEMENTS OF
CASH FLOWS
(Expressed in Canadian Dollars)

                                                                                                    [note 23]
                                                                              Three Months       Three Months
                                                                                     Ended              Ended
                                                                                August 31,         August 31,
                                                                                      2001               2000
                                                                                         $                  $
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                                                               (697,738)        (1,572,448)
Items not affecting cash:
   Depreciation and amortization                                                    27,535             30,119
   Stock based compensation                                                           -               550,055
Changes in non-cash working capital:
   Accounts receivable                                                             (13,162)          (104,921)
   Prepaid expenses and other                                                       46,324             54,827
   Work in progress                                                                   -                 7,553
   Accounts payable and accrued liabilities                                        (53,099)           (80,297)
   Deferred revenue                                                                (15,976)           (15,831)
--------------------------------------------------------------------------------------------------------------
CASH (USED IN) OPERATING ACTIVITIES                                               (706,116)        (1,130,943)
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of capital assets                                                          (3,324)           (76,301)
Sale (purchase) of short-term investments                                       (2,276,255)               -
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                 (2,279,579)           (76,301)
--------------------------------------------------------------------------------------------------------------
Redemption of sub redeemable Class A preference shares                              (7,500)            (7,500)
Repayment of long-term debt                                                           -               (11,252)
Increase in (repayment of) obligations under capital leases                        (23,429)            48,094
Common stock issued on exercise of Agents Warrants                                    -               170,400
--------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                    (30,929)           199,742
--------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                           (3,016,624)        (1,007,502)
Cash and cash equivalents, beginning of period                                   3,099,800          2,447,172
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                            83,176          1,439,670
--------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE
Interest paid                                                                        4,213              5,983
--------------------------------------------------------------------------------------------------------------

See accompanying notes


                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

1. NATURE OF OPERATIONS

Softcare EC.Com, Inc. ("The Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981. The Company changed its name from International Savannah Ventures Ltd. to Softcare EC.Com, Inc. ("EC.com") on June 10, 1999 prior to the reverse takeover as described in note 2.

The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada, the United States and Asia. The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

The Company has experienced operating losses and negative cash flows from operations and has had to rely primarily on debt and equity financing for cash required for operations. The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution, and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over product names and trademarks.

As at August 31, 2001, the Company had $83,176 (2000 - $1,439,670) in cash and cash equivalents, no cash held in escrow (2000 - $2,049,779) and no short-term investments (2000 - $2,996,509). The Company had working capital of $2,106,620 at August 31, 2001 (2000 - $6,428,926). The Company also has the potential to raise future capital through the exercise of Special Warrants and stock options. There is no assurance that the exercise of Special Warrants will occur or that employees will exercise their stock options. The Company believes that existing cash and other working capital will be sufficient to carry out operations for at least the next twelve months.

2.  REVERSE TAKEOVER

On June 18, 1999, EC.com completed an agreement with the shareholders of SoftCare Electronic Commerce Inc. ("SoftCare") pursuant to which EC.com issued 11,000,000 Special Warrants to acquire all of the issued and outstanding common shares of SoftCare. At the date of acquisition, EC.com was substantially inactive. As a result of the acquisition, the former shareholders of SoftCare acquired 88.8 percent of the Company as a group. SoftCare is considered the accounting acquiror for financial statement purposes. In conjunction with this transaction, SoftCare changed its fiscal year-end from December 31 to May 31 and EC.com changed its year-end from March 31 to May 31.

The acquisition has been accounted for as a reverse takeover using the purchase method, and accordingly, for financial statement reporting purposes, the net assets of SoftCare have been included in the consolidated balance sheet at book values, and the net assets of EC.com have been recorded at fair market value at the date of acquisition. The historical shareholders' equity gives effect to the shares issuable to the shareholders of SoftCare upon exercise of the 11,000,000 Special Warrants. The results of EC.com are included in the consolidated statements of operations from the date of acquisition, June 18, 1999.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

The cost of the acquisition is the estimated fair market value of the net assets of EC.com acquired on June 18, 1999 and consists of:
                                                                          $
--------------------------------------------------------------------------------

Cash and cash equivalents                                            73,102
Shareholder receivable                                              448,517
Prepaid expenses and other                                          242,776
Cash advances to SoftCare                                           500,000
Accounts payable and accrued liabilities                          (104,479)
--------------------------------------------------------------------------------
Total acquisition cost                                            1,159,916
================================================================================

The reverse takeover was approved by the Vancouver Stock Exchange (now known as the Canadian Venture Exchange) on June 18, 1999.

3.  BUSINESS COMBINATION

Effective April 10, 2000, the Company acquired a 100% interest in the issued and outstanding common shares of Financial Management Group LLC ("FMG"), for net cash consideration of $13,528 net of cash acquired. Under the original terms of the agreement, the Company was to issue 100,000 common shares as additional consideration for the acquisition of FMG. The Company was also required to issue 200,000 common shares upon achieving certain milestones, as described in the agreement. The Company also entered into Business Protection Agreements and two-year employment agreements with the two principals of FMG. The Company, upon acquisition of FMG commenced work on a credit counselling Internet portal, designed to supercede FMG's software product, which the Company intended to market to FMG's customers and to others in the credit counselling industry. The Company controlled the strategic operating, financing and investing activities of FMG since its acquisition.

The Company accounted for the acquisition of FMG on April 10, 2000 using the purchase method of accounting. The cash consideration of $20,383, net of cash on hand in FMG of $6,855, amounting to $13,528 was paid to the sellers of FMG on April 10, 2000.

The fair values of the identifiable assets and liabilities acquired on April 10, 2000 are as follows:

                                                                           $
--------------------------------------------------------------------------------

Cash and cash equivalents                                                6,855
Accounts receivable                                                     23,491
Prepaid expenses and other                                               3,292
Capital assets                                                          56,017
Bank indebtedness                                                      (14,073)
Accounts payable and accrued liabilities                               (98,269)
--------------------------------------------------------------------------------
Net (liabilities) acquired                                             (22,687)
Goodwill and intangible assets                                          43,070
--------------------------------------------------------------------------------
Total acquisition cost                                                  20,383
================================================================================

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

The results of operations of FMG are included in the consolidated statement of operations from the date of acquisition, April 30, 2000 to September 22, 2000.

In July 2000, the Company discovered material inconsistencies and omissions in claims and disclosures made by the sellers of FMG and the two principals of FMG. The inconsistencies and omissions relate to claims and legal actions pending by and against FMG and certain other matters relating to the ownership of the software purportedly owned by FMG.

Customary closing procedures including regulatory approval of this transaction was required and was never obtained due to the discovery of the material inconsistencies and omissions noted above. The Company terminated the agreement
- and the - share consideration was not issued. On September 22, 2000, Management with board approval determined that the material inconsistencies and omissions could not be resolved and approved a formal plan to commence the termination of the acquisition. The termination has been recorded as a disposition of a subsidiary as at September 22, 2000 and resulted in a write-off of the net book value of net assets amounting to $89,672. In October 2000, the Company sent a notice of default under the acquisition agreement to the sellers of FMG and terminated the acquisition agreement in November 2000.

The Company also terminated its employment of the two principals of FMG in July 2000 with cause. In September 2000, the principals of FMG notified the Company in writing alleging breach of its employment agreements, threatening legal action and alleging potential damages, which if proven, may be material. Following the Company's notice of default under the Acquisition agreement issued in October 2000, and press release issued by the Company in connection with these matters, the principals of FMG wrote the Company alleging additional claims for defamation and negligent and intentional interference with prospective economic damage. No formal actions have been filed at this time by the principals of FMG against the Company. The Company believes the claims are without merit and intends to defend such claims or actions vigourously. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no provision has been recorded in the accompanying consolidated financial statements. If the Company is obliged to settle a claim the resulting loss, if any, will be charged against earnings for the year incurred.

4. SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements have been expressed in Canadian dollars and in accordance with accounting principles generally accepted in Canada. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 21. The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, SoftCare (a Canadian company), and SoftCare's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant intercompany balances and transactions have been eliminated on consolidation.

TRANSLATION OF FOREIGN CURRENCIES

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations. Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred. Revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

SHORT-TERM INVESTMENTS

Short-term investments are typically held to maturity and are carried at amortized cost. Short-term investments consist of investments in term deposits with an original maturity of more than three months.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

LEASES

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

CAPITAL ASSETS

Capital assets are stated at cost less accumulated depreciation. Capital assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment                                      30%
Computer software                                                  100%
Office equipment                                                    20%
Office furniture                                                    20%
Display booths                                                      30%
Leasehold improvements                 Lesser of the term of the lease
                                            or the remaining estimated
                                              useful life of the asset

Computer equipment acquired under capital leases is depreciated on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three years.

SOFTWARE DEVELOPMENT COSTS

Software development costs are charged to expense as incurred unless the development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any software development costs to date.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

IMPAIRMENT OF LONG-LIVED ASSETS

The Company monitors the recoverability of long-lived assets, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

REVENUE RECOGNITION

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees. The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element. Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately. Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable. Consulting services offered by the Company are not considered essential to the functionality of the software arrangement. As a result, consulting and training services revenues are recognized as the work is performed. Maintenance contract revenue is deferred and recognized over the respective contract periods. Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectibility is probable, and persuasive evidence of an arrangement exists. If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

ADVERTISING EXPENSE

Advertising costs are charged to expense as incurred. Advertising expense for the year ended August 31, 2001 amounted to approximately $5,840 (2000 -$10,124).

INCOME TAXES

The company utilizes the liability method of tax allocation on the consolidated financial statements. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

The Company has granted stock options which are described in note 16. The Company accounts for employee stock-based compensation arrangements using the intrinsic value method, whereby compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. Any consideration paid by the option holders on the exercise of stock options is credited to common stock. The Company accounts for stock-based compensation arrangements to non-employees using the Black Scholes fair value method.

EMPLOYEE STOCK BONUS PLAN

Equity instruments contributed to the Employee Stock Bonus Plan ("Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

Compensation expense is measured using the intrinsic value method and is recorded in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released. Common shares held by the Plan are considered to be issued and outstanding for the purpose of calculating basic and fully diluted income (loss) per share.

STOCK OPTION PLAN

Options granted to non-employees are recorded at their estimated fair value at the date of grant and are recorded as a credit in shareholders' equity. Compensation expense is measured using the Black Scholes fair value method and is recorded in the period when options vest.

INCOME (LOSS) PER SHARE

Generally accepted accounting principles applicable to reverse takeovers require that the income (loss) per share figures be calculated on the following basis:

o the number of shares outstanding from the beginning of the fiscal period to the date of the reverse takeover on June 18, 1999 are deemed to be the number of shares issued by EC.com to the shareholders of SoftCare.

o the number of shares outstanding from the date of the reverse takeover to the end of the fiscal period is deemed to be the actual number of shares of EC.com outstanding in the period.

EC.com issued 11,000,000 Special Warrants, each of which was convertible into one common share. However, no common shares were issued to effect this reverse takeover. Accordingly, the deemed number of common shares of EC.com outstanding prior to June 18, 1999 is 10,000,000. Special Warrants issued to the Employee Stock Bonus Plan of 1,000,000 were not included in the loss per share calculation.

                                                                   Three Months Ended August 31,
                                                                        2001              2000
-----------------------------------------------------------------------------------------------------
NUMERATOR
Net (loss) for the period                                            $  (697,738)     $(1,572,448)
DENOMINATOR
Weighted average number of common shares outstanding                  17,018,267       15,957,425
Less: Employee Stock Bonus Plan shares                                   774,200          812,970
-----------------------------------------------------------------------------------------------------
Basic (loss) per common share                                              (0.04)           (0.10)
=====================================================================================================

Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. Fully diluted loss per share is not presented since the issue of shares upon the exercise of stock options and warrants would be anti-dilutive.

FINANCIAL INSTRUMENTS

The carrying value of cash and cash equivalents, cash held in escrow, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity. The fair value of short-term investments has been determined based on quoted market sources. The carrying value of long-term debt approximates fair value due to variable market interest rates being charged on outstanding balances. The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates. The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from these estimates.

5. CASH HELD IN ESCROW

Cash held in escrow was recorded at cost which approximated market value and earned interest at approximately 4.0% per annum.

6. CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents which are held with one financial institution, cash held in escrow which is held with one financial institution, short-term investments which are held with one financial institution, and accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets. Many of its customers are outside of Canada and therefore a significant percentage of its revenues are derived from, and are paid in, U.S. dollars [note 20]. The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

As at August 31, 2001 five customers represented 64% (2000 - 46%) of the accounts receivable balance.

7. SHORT-TERM INVESTMENTS

As at August 31, 2001 the company had short-term investments consisting of money market instruments which had a market value of $2,276,255 (2000 - $3,019,614), as determined by quoted market sources.

8. WORK IN PROGRESS

Included in work in progress were direct labour costs incurred by the Company in connection with an agreement the Company entered into with a customer to provide software and services.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

9. CAPITAL ASSETS

As at August 31,                                                  Accumulated        Net book
                                                    Cost         depreciation          Value
                                                     $                $                 $
---------------------------------------------------------------------------------------------------
2001
---------------------------------------------------------------------------------------------------
Computer and testing equipment                         396,803           277,721           119,082
Computer software                                      161,800           140,513            21,287
Office equipment                                        35,520            18,617            16,903
Office furniture                                       131,510            34,387            97,123
Display booths                                          21,755            18,204             3,551
---------------------------------------------------------------------------------------------------
Leasehold improvements                                  45,356            16,190            29,166
---------------------------------------------------------------------------------------------------
                                                       792,744           505,632           287,112
---------------------------------------------------------------------------------------------------
2000
Computer and testing equipment                         363,288           230,024           133,264
Computer software                                      137,295            99,872            37,423
Office equipment                                        71,222            15,717            55,505
Office furniture                                        46,861            20,616            26,245
Display booths                                          21,755            17,289             4,466
---------------------------------------------------------------------------------------------------
Leasehold improvements                                  26,023             5,259            20,764
---------------------------------------------------------------------------------------------------
                                                       666,444           388,777           277,667
---------------------------------------------------------------------------------------------------

Capital assets include assets acquired under capital lease having a gross book value of $333,165 [2000 - $230,512]and accumulated depreciation of $181,615 [2000 - $151,471].

10. BANK INDEBTEDNESS

The Company has a revolving line of credit with a Canadian chartered bank for a maximum of $250,000 based on the assets pledged in the loan agreement. As at August 31, 2001, the Company had no amount outstanding under the line of credit (2000 - $43,748). Amounts outstanding on the line of credit are payable on demand and bear interest at the bank's prime lending. The bank's prime lending rate at August 31, 2001 was 5.75%

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company has accounts payable and accrued liabilities that consist of the following at August 31:

                                                                    2001
                                                                     $
--------------------------------------------------------------------------------

Accounts payable                                                  103,197
Accrued professional fees                                          25,000
Accrued vacation                                                   93,801
--------------------------------------------------------------------------------
                                                                  221,998
================================================================================

12. LONG-TERM DEBT

The Company has long-term debt outstanding at August 31, as follows:

                                                          2001         2000
                                                           $             $
--------------------------------------------------------------------------------

Bank loan bearing interest at 7% per annum                             12,309

Bank loan agreement with Business
Development Bank of Canada, bearing
interest at bank prime rate plus 4% plus
0.0821% of gross sales and repayable in
equal monthly principal installments of
$3,350 through April 2001.                                 -           26,800

Less: current portion                                      -          (26,800)
--------------------------------------------------------------------------------
                                                           -           12,309
================================================================================

The loan from the Business Development Bank of Canada was collateralized by a general security agreement providing a first security interest in substantially all the Company's assets, personal guarantees from certain of the Company's executives and the assignment of a life insurance policy on the Company's CEO. The loan agreement contains certain covenants that impose limitations restricting the Company's dividend paying ability and changes in ownership.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

13. OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring August 2004 are as follows:

                                                                       $
-------------------------------------------------------------------------
2002                                                              99,245
-------------------------------------------------------------------------
2003                                                              48,881
2004                                                               3,846
-------------------------------------------------------------------------
                                                                 151,972
-------------------------------------------------------------------------
Less: amount representing interest                               (25,039)
-------------------------------------------------------------------------
Present value of minimum lease payments                          126,933
-------------------------------------------------------------------------
Less: current portion                                            (81,827)
-------------------------------------------------------------------------
Long term obligations under capital leases                        45,106
-------------------------------------------------------------------------

14. SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

225,000 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

The Company's subsidiary, SoftCare, has outstanding redeemable Class A preference shares as follows:
                                                                   Subsidiary
                                                               redeemable Class A
                                                               preference shares       Amount
                                                                       #                 $
--------------------------------------------------------------------------------------------------
Balance, May 31, 2000                                                102,500          102,500
Redemption of shares for cash                                         (7,500)          (7,500)
--------------------------------------------------------------------------------------------------
Balance, August 31, 2000                                              95,000           95,000
Redemption of shares for cash                                        (22,500)         (22,500)
--------------------------------------------------------------------------------------------------
Balance, May 31, 2001                                                 72,500           72,500
Redemption of shares for cash                                         (7,500)          (7,500)
--------------------------------------------------------------------------------------------------
Balance, August 31, 2001                                              65,000           65,000
Less: current portion                                                (30,000)         (30,000)
--------------------------------------------------------------------------------------------------
Subsidiary redeemable Class A preference shares                       35,000           35,000
==================================================================================================

Under an agreement between SoftCare and one of its shareholders, SoftCare agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in SoftCare. The subsidiary redeemable Class A preference shares are mandatorily redeemable based upon the Company's gross quarterly sales at a redemption price of $1 per share. The Company has the option of accelerating the redemption of these shares at a redemption price of $1 per share. In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary SoftCare. Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of SoftCare that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares receives a cumulative dividend calculated at the bank prime rate. The bank prime rate at August 31, 2001 was 5.75%. The cumulative dividends are recorded as interest expense in the consolidated statements of operations.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

15. SPECIAL WARRANTS

The following provides details concerning Special Warrant transactions:

[a] EC.com issued 11,000,000 Special Warrants in exchange for all of the issued and outstanding common shares of SoftCare pursuant to a reverse takeover agreement effective June 18, 1999 [note 2]. Each of the Special Warrants is exercisable for one common share of the Company without any additional consideration. In these financial statements, the Special Warrants issued to the shareholders of SoftCare, the accounting acquiror, have been presented as if they were outstanding prior to the reverse takeover on the basis such deemed Special Warrants were exchanged for common shares.

         Of the 11,000,000 Special Warrants issued, 10,000,000 were issued to the existing shareholders of SoftCare. These 10,000,000 Special Warrants were exercised into common shares and are subject to a voluntary pooling agreement which restricts the holders from trading the common shares on any stock exchange until such time as they are released from the pool. Pursuant to the terms of the voluntary pooling agreement, 8,350,386 of the common shares will be released on the following basis: 10% were released six months after completion of the acquisition on June 18, 1999; 30% were released twelve months after completion of the acquisition; 30% were released 24 months after completion of the acquisition; and 30% will be released 36 months after completion of the acquisition. In addition, 1,649,614 common shares were released on the following basis: 25% were released six months after completion of the acquisition on June 18, 1999; 25% were released twelve months after completion of the acquisition; 25% were released 18 months after completion of the acquisition; and 25% were released 24 months after completion of the acquisition.
         The remaining 1,000,000 Special Warrants which were issued to the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust") to provide employee bonus shares were exercised into 1,000,000 common shares. Two of the Directors of the Company are also the Trustees of the SESB Trust and may only release such shares from the Trust to employees in accordance with regulatory approval and the achievement of certain performance criteria [ note 16].

[b] On March 29, 2000, the Company issued 1,495,000 Special Warrants for net cash proceeds of $5,087,468 pursuant to a broker-assisted private placement. These cash proceeds were net of costs incurred to effect the private placement totaling $518,782

         Each Special Warrant was exercisable, without any additional consideration, into one common share and one half of one Share Purchase Warrant. Each Share Purchase Warrant entitled the holder to purchase one common share at an exercise price of $4.25 and was exercisable for one year from the closing date of the financing to March 30, 2001, at which time the Share Purchase Warrants expired.

         Pursuant to this Special Warrant private placement, the Company issued 174,500 Agent's Special Warrants. Of these Agents Special Warrants, 25,000 were exercisable for one common share at an exercise price of $ nil and 149,500 were exercisable for one common share at an exercise price of $3.75. All of these Agents Special Warrants were exercisable for one year from the closing date of the financing, of which 25,000 were exercised for $ nil prior to expiring, with the remainder expiring on March 30, 2001.

[c] On February 22, 2001, the Company issued 138,889 Special Warrants for gross cash proceeds of $100,000 pursuant to a private placement. No costs were incurred to effect this private placement.

         Each Special Warrant is exercisable, without any additional consideration, into one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.72 and is exercisable, at any time, over the two years from the closing date of the financing to February 22, 2003, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until June 22, 2001.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

16. COMMON STOCK

[a]      AUTHORIZED

100,000,000 [2000 - 100,000,000] Common voting shares without par value.

Prior to and in anticipation of the reverse takeover [note 2], options to acquire 1,000,006 common shares of SoftCare, with a fair value at the time of $1,280,000, were granted to employees. The options were granted to employees in lieu of salaries and were given in exchange for general financing services performed over a five month period ended September 15, 1999. These options were exercised concurrent with the completion of the reverse takeover on June 18, 1999 for nominal cash proceeds of $247. The total excess value of $1,279,753 of common share issued over cash received was prorated over the five month period with $861,533 being recorded as compensation expense for the year ended May 31, 2000.

[b]      STOCK OPTIONS

The following table summarizes stock option transactions:

                                                                                         average
                                                                                         exercise
                                                                     Stock options        price
                                                                           #                 $
----------------------------------------------------------------------------------------------------
Balance, May 31, 2000                                                    990,000            1.74
Options granted to consultant, August 2000                               200,000            1.75
----------------------------------------------------------------------------------------------------
Balance August 31, 2000                                                1,190,000
Options granted to consultant September 2000                              40,000            2.00
----------------------------------------------------------------------------------------------------
Balance November 30, 2000                                              1,230,000
Options granted to employees, February 2001                              100,000            0.72
----------------------------------------------------------------------------------------------------
Balance February 28, 2001                                              1,330,000
Options granted to directors and employees, May 2001                     745,339            0.40
----------------------------------------------------------------------------------------------------
Balance, May 31, 2001 and August 31, 2001                              2,075,339            1.21
----------------------------------------------------------------------------------------------------

In August 2000, five stock options to purchase 40,000 shares each, for a total of 200,000 stock options, were granted to a consultant at an exercise price of $1.75. The options vested on the date of grant. These five stock options expire successively on August 27, 2001, 2002, 2003, 2004 and 2005, or on the termination of the consulting contract.

In September 2000, 40,000 stock options were granted to a consultant at an exercise price of $2.00. Of the stock options granted 10,000 vested on the date of grant and 30,000 vested on May 1, 2001. All of these stock options expire on August 31, 2005, or on the termination of the consulting contract.

On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan (" the plan"). On November 10, 2000 the plan was approved by the shareholders. Subsequently, the plan was accepted by the CDNX. The plan incorporates the various limitations and restrictions required by the CDNX at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

In March 2001, 100,000 stock options were granted to an employee at an exercise price of $0.60. The options vested on the date of grant. These stock options expire on March 6, 2006, or on the termination or resignation of employment.

In May 2001, 100,000 stock options were granted to a director at an exercise price of $0.40. The options vested on the date of grant. These stock options expire on May 23, 2006, or on the termination or resignation of the directorship.

In May 2001, 645,339 stock options were granted to employees at an exercise price of $0.40. These options vest on the 15th of the anniversary month for each employee over three years from May 2001. These stock options expire on May 23, 2006, or on the termination or resignation of employment.

On May 24, 2001 the board of directors approved the repricing of 1,130,000 stock options previously granted to certain directors, employees and consultants, from exercise prices ranging from $0.60 to $3.90 to an exercise price of $0.40. Of these stock options, 1,090,000 required future shareholder approval before the approved repricing becomes effective. Future shareholder approval reduced the weighted average exercise price for all options to $0.53 [note 24].

At August 31, 2001, the Company has the following stock options outstanding:

                         OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
-------------------------------------------------------------  -----------------
                                            WEIGHTED AVERAGE          OPTIONS
                                               REMAINING             VESTED AND
       EXERCISE PRICE        OUTSTANDING    CONTRACTUAL LIFE        EXERCISABLE
             $                   #               YEARS                   #
--------------------------------------------------------------------------------
            1.50                890,000        3.34                   890,000
--------------------------------------------------------------------------------
            3.90                100,000        3.42                   100,000
            1.75                200,000        2.82                   200,000
            2.00                 40,000        4.00                    40,000
            0.60                100,000        3.78                   100,000
--------------------------------------------------------------------------------
            0.40                745,339        4.52                   100,000
--------------------------------------------------------------------------------
                              2,075,339        3.75                 1,430,000
--------------------------------------------------------------------------------

[d]      EMPLOYEE STOCK BONUS PLAN

On April 15, 1999, SoftCare established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan which covers directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in SoftCare for 1,000,000 common shares of EC.com.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded. However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company. Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

Upon the termination of an employee, shares that are not vested will be returned to the plan. Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate. Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares. Each common share will be exchanged for one new preferred share.

During the year ended May 31, 2001, the Board of Directors approved the allocation and release of 225,800 shares to employees, under the plan. As at August 31, 2001 all shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the three months. The balance of shares held in the plan as at August 31, 2001 is 774,200 (2000 - 812,970) and of this balance none are allocated for future release.

Compensation expense in the amount of $289,018 was recognized in the statement of operations for the year ended May 31, 2001 in order to record the release of shares. During year ended May 31, 2000, no compensation expenses was recognized as no shares had been released or committed to be released. Compensation expense is recorded at fair value of the shares once shares have been committed to be released. At August 31, 2001, the fair value of the unallocated common shares based on quoted market sources was $139,356 (2000 - $1,625,940).

17. COMMITMENTS AND CONTINGENCIES

The Company leases its premises and certain automobiles under operating leases expiring through 2003. The approximate future minimum lease commitments under operating lease agreements for the next three years ending May 31 are as follows:

                                                                       $
--------------------------------------------------------------------------------

2002                                                                263,000
2003                                                                210,000
--------------------------------------------------------------------------------
                                                                    473,000
================================================================================

Rent expense for the three months ended August 31, 2001 amounted to approximately $74,000.

The Company is involved from time to time in routine litigation incidental to the conduct of its business. There are currently no material pending legal proceedings to which the Company is a party or to which any of the Company's property is subject.

18. INCOME TAXES

At May 31, 2001, for Canadian tax purposes, the Company has approximately $1,715,000 of undeducted expenditures for tax purposes relating primarily to share issue costs and approximately $6,237,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:
                                                                     Non-capital
                                                                       losses
                                                                          $
--------------------------------------------------------------------------------

May 31, 2003                                                            328,000
May 31, 2005                                                            829,000
May 31, 2006                                                            412,000
May 31, 2007                                                          1,648,000
May 31, 2008                                                          3,020,000
--------------------------------------------------------------------------------
                                                                      6,237,000
================================================================================

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

At May 31, 2001, the Company also has non-capital loss carryforwards of approximately $1,988,000 which can be applied to reduce income earned in the United States which expire as follows:
                                                                    $
--------------------------------------------------------------------------------
2019                                                            777,000
2020                                                          1,211,000
--------------------------------------------------------------------------------
                                                              1,988,000
================================================================================

The ability of the Company to use the losses which expire prior to 2020 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets as of May 31 are as follows:

                                                                 2001             2000
                                                                  $                 $
--------------------------------------------------------------------------------------------
Non-capital loss carryforwards                                3,670,000        1,826,000
Share issue costs                                               775,000          775,000
Unused capital cost in excess of net book value                 350,000          281,000
Other                                                            40,000           14,000
--------------------------------------------------------------------------------------------
Total future assets                                           4,835,000        2,896,000
Valuation allowance                                          (4,835,000)      (2,896,000)
--------------------------------------------------------------------------------------------
Net future assets                                               -                -
============================================================================================

The potential income tax benefits relating to the unexpired losses and undeducted expenditures have not been recognized. A reconciliation of the Company's effective income tax rate to the federal statutory rate at May 31 follows:

                                                                         2001             2000
                                                                            $                $
----------------------------------------------------------------------------------------------------
Tax at statutory rate                                               (2,484,000)       (1,731,000)
Foreign tax rate differentials                                         109,000            75,000
Expenses not deductible for tax                                        506,000           615,000
Unrecognized future tax asset                                        1,939,000         1,145,000
Amortization of share issue costs for tax and accounting                                (159,000)
Other                                                                  (70,000)           55,000
----------------------------------------------------------------------------------------------------
                                                                          -                 -
====================================================================================================

19. RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company. During the three months ended August 31, 2001, the Company paid $75,322 [2000 - $118,053] for these services which were charged to general and administrative expenses. At August 31, 2001, $8,311 is included in accounts payable and accrued liabilities. All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

20. SEGMENTED INFORMATION

Substantially all of the Company's operations, assets and employees are located in Canada. The following represents sales based on the location of the customer.

                                                             Three months
                                                                 ended
                                                             August 31,
                                                                  2001
                                                                   %
--------------------------------------------------------------------------------

Canada                                                             75
U.S.                                                               25
Other                                                               -
================================================================================

21. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP").

[i]      RECENT PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in the Company's fiscal year 2001. The implementation of SAB 101 was adopted in the fourth quarter of the Company's fiscal year 2001.

On March 31, 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" (FIN No. 44). This statement is effective for certain transactions from December 15, 1998 and is to be applied commencing July 1, 2000. The Company believes its existing stock based compensation policies are in compliance with FIN No. 44 and therefore, the adoption of FIN No. 44 will have no material impact on the Company's financial condition, results of operations or cash flows.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. In June 1999, the FASB issued Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which amended FAS 133 by deferring the effective date to the fiscal year beginning after June 30, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities-an amendment to FASB Statement No. 133," which amended FAS 133 with respect to four specific issues. The Company does not expect the adoption of this statement as of June 1, 2001, to have a material effect on the consolidated financial position, results of operation, or cash flows.

                             Prepared by management

Softcare EC.Com, Inc.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
August 31, 2001 and 2000

22. CHANGE IN ACCOUNTING PRINCIPLES

EARNINGS PER SHARE

Effective May 31, 2001, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3500 ("earnings per share") with respect to the calculation of loss per common share. The change in accounting policy has been applied retroactively and all prior years have been restated. The impact of this change in accounting policy was to exclude shares held by the SESB trust [ note 16] from the weighted average number of common shares outstanding in the calculation of loss per common share [note 4]. For the year ended May 31, 2001, the change resulted in an increase in the loss per common share of $(0.02) [2000 - $(0.01)] to $(0.35) [2000 -
$(0.41)] from $(0.33) [2000 - $(0.40)] that would have been reported had the change not been made.

23. COMPARATIVE FIGURES

Certain of the prior year figures have been reclassified to conform with the current year's presentation.

Stock based compensation expense reported during the comparative interim period has been restated as a result of a change in accounting estimates reflected in the company's financial statements for the year ended May 31, 2001.

24. SUBSEQUENT EVENT

On October 5, 2001, shareholder approval was granted for the change in the exercise price of certain options for the purchase of common shares, from their historical exercise price to $0.40 per share.